Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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The following Press Release was released on July 11, 2005:

Press/Analyst Contacts

Adobe Contacts:

Holly Campbell

Public Relations

408.536.6401

campbell@adobe.com

Mike Saviage

Investor Relations

408.536.4416

ir@adobe.com

Macromedia Contacts:

Melissa Sheridan

Public Relations

415.553.2700

msheridan@macromedia.com

Mike Look

Investor Relations

415.832.5995

mlook@macromedia.com

FOR IMMEDIATE RELEASE

Adobe and Macromedia Receive Request for Additional Information from the DOJ

SAN JOSE, Calif.—July 11, 2005— Adobe Systems Incorporated (Nasdaq: ADBE) and Macromedia, Inc. (Nasdaq: MACR) today announced that they have received a Request for Additional Information and Documentary Materials (a “second request”) from the Department of Justice (DOJ) in connection with Adobe’s pending acquisition of Macromedia. The second request is limited to information about the companies’ products in the areas of web authoring/design and vector graphics illustration.

The second request will extend the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 until 30 days after Adobe and Macromedia have substantially complied with the request. Adobe and Macromedia are in the process of gathering information to respond promptly to the second request and continue to work closely with the DOJ as it conducts its review.

The companies expect to hold meetings of their respective stockholders to approve the acquisition in September 2005 and still anticipate that the transaction will close in Fall 2005.

Adobe continues to believe the transaction will be break-even to slightly accretive to earnings in the first twelve months after closing on a non-GAAP basis. Adobe’s target of break even-to-slightly accretive to earnings on a non-GAAP basis assumes no adverse impact from the loss of deferred revenue in the first twelve months following the close due to purchase accounting.

Due to the absence at this time of estimates of the acquisition-related restructuring costs as well as the final allocation of the purchase price between goodwill, in-process R&D, other intangibles and equity-based compensation expenses related to SFAS 123R, Adobe is currently unable to provide GAAP estimates on future earnings.

About Adobe Systems Incorporated

Adobe is the world’s leading provider of software solutions to create, manage and deliver high-impact, reliable digital content. For more information, visit www.adobe.com.

About Macromedia

Experience matters. Macromedia is motivated by the belief that great experiences build great businesses. Our software empowers millions of business users, developers, and designers to create and deliver effective, compelling, and memorable experiences - on the Internet, on fixed media, on wireless, and on digital devices.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include forecasts of future revenue, expectations that the merger will be accretive to Adobe’s results, expectations about the timing of the merger and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals. Actual results may differ materially from those contained in the forward-looking statements in this press release. Adobe undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Adobe Systems Incorporated has filed a registration statement on Form S-4, and Adobe and Macromedia, Inc. have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-832-5995.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on June 20, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.

© 2005 Adobe Systems Incorporated. All rights reserved. Adobe and the Adobe logo are either registered trademarks or trademarks of Adobe Systems Incorporated in the United States and/or other countries. All other trademarks are the property of their respective owners.